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                    [PETROLEUM GEO-SERVICES ASA LETTERHEAD]


                                                                 Exhibit 99.1

May 22, 2002


United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re:  Arthur Andersen LLP

The consolidated financial statements of Petroleum Geo-Services ASA as of and for the year ended December 31, 2001 included in this Annual Report on Form 20-F for the year ended December 31, 2001 have been audited by Arthur Andersen LLP ("Andersen"). Andersen has represented to us that the audit of such consolidated financial statements was subject to Andersen's quality control system for the U.S. accounting and audit practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, and that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

PETROLEUM GEO-SERVICES ASA



By:      /s/   WILLIAM E. HARLAN
    ----------------------------------------
      William E. Harlan
      Vice President, Chief Accounting
      and Administrative Officer